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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Access Health Alternatives, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

           FLORIDA                                       59-3542362
-------------------------------           ------------------------------------
(State of other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)

                 2016 S. Orange Avenue, Orlando, Florida 32806
              ---------------------------------------------------
              (Address of principal executive offices) (zip code)

Issuer's telephone number, (407) 872-2440
                          -----------------

Securities to be registered under Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered

         - NONE -                                        - NONE -
     ----------------------                    -------------------------------





Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of class)


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ITEM 1. DESCRIPTION OF BUSINESS.

(a) BUSINESS DEVELOPMENT.

GENERAL CORPORATE HISTORY

         Access Health Alternatives, Inc. (the "Company") was incorporated on October 4, 1988 in Florida as B C Insurance Services, Inc., and changed its name to PLC Venture Corp. ("PLC") on May 18, 1998. From its inception, PLC had no assets and did not engage in business. PLC, Access HealthMax, Inc., a then unaffiliated Florida corporation ("HealthMax"), and the holders of approximately 94% of the outstanding common stock of HealthMax (the "HealthMax Principals") entered into a Share Exchange Agreement, dated as of September 2, 1998(the "Agreement"), pursuant to which the HealthMax Principals on September 2, 1998 (the "Exchange Date") were issued 0.8 shares of common stock of PLC for each share of HealthMax' common stock owned by them (the "Exchange"). In accordance with the foregoing, the HealthMax Principals received an aggregate of 565,930 shares of common stock of PLC on the Exchange Date.

         HealthMax originally was incorporated under the name "Access Nutritionals, Inc." in December 1995; in January 1996 it changed its name to Access HealthMax, Inc." As of the Exchange Date, HealthMax became a majority-owned subsidiary of PLC. At that time, the HealthMax Principals were appointed to the Company's Board of Directors, and the previous officers and directors of the Company resigned in all capacities. As a result of the Exchange and other contemporaneous private transactions, the HealthMax Principals owned approximately 56.4% of the Company's outstanding common stock; the original shareholders of PLC owned approximately 3% of the Company's outstanding common stock; and other parties owned approximately 40.6% of the Company's outstanding common stock, which they acquired from prior PLC shareholders in a private transaction.

         In late April 1999, the Company agreed to acquire the minority interests in HealthMax for restricted stock of the Company, at the rate of one share of the Company's common stock for each share of HealthMax stock exchanged. If all of the minority shareholders exchange their HealthMax stock for the Company's stock, the Company would be required to issue an additional approximately 430,000 shares of common stock. This transaction is expected to conclude by the end of June 1999.

         Prior to, and in contemplation of the Exchange, the Company's Articles of Incorporation were amended to change its name to "Access HealthMax Holdings, Inc.," and to increase its authorized capital stock to 50,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.01. In March 1999, the Company's Amended and Restated Articles of Incorporation were again amended to change its name to "Access Health Alternatives, Inc.," and a 10-for-1 reverse split was declared effective March 15, 1999. All numbers of shares of common stock and preferred stock referenced in this Registration Statement (including references earlier in this document) have been adjusted for this reverse split, unless otherwise indicated.

         On March 31, 1999, the Board of Directors authorized the acquisition of Access HealthCare, Inc. ("HealthCare"), an affiliated entity, in exchange for two million shares of the Company's common stock. This acquisition is expected to be completed in June 1999.





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         The Company currently operates as a holding company. Operations of the nutritional health care business of the Company are conducted under its HealthMax subsidiary. It is intended that the clinical aspects of the Company's complementary and alternative health care program will be conducted under HealthCare through HealthCare-owned locations, following the conclusion of the pending acquisition. In May 1999 the Company formed Access Health Assurance Plans, Inc. ("HAP"), a Florida corporation that will market the Company's member benefits programs. Unless the context indicates otherwise, references hereinafter to "the Company" include HealthMax, HealthCare and HAP. The Company's principal place of business is 2016 S. Orange Avenue, Orlando,
Florida 32806. Its telephone number is (407) 872-2440.

HISTORICAL CAPITALIZATION

         Initial funding of HealthMax was provided through approximately $2.2 million in short-term debt financing which was loaned to HealthCare by individual investors. Most of that indebtedness was assigned by HealthCare to HealthMax. This indebtedness was $869,637 at December 31, 1998 and presently is the $845,637.

         In October 1997, HealthMax organized Access HealthMax, LLC ("LLC I"), a Colorado limited liability company, to market the Company's nutritional program in Florida and Colorado. Utilizing the new marketing strategy, LLC I established a regional office in Colorado Springs, Colorado, and also commenced operations out of the offices of the corporate offices in Orlando, Florida. HealthMax organized Access HealthMax LLC II and LLC III in 1997 and 1998, respectively, to market the program in additional states. LLC I, LLC II and LLC III are separate legal entities; the respective investors in each limited liability company have no rights to participate in the marketing areas, business, profits or assets of the other entity, or in the capital structure of HealthMax or the Company. For information about the relationship between the Company and its LLCs, and the flow of goods, services and payments between the Company and the LLCs, see "Limited Liability Companies Affiliated with the Company," below.

         During the first half of 1998, HealthMax conducted an offering of securities, resulting in gross proceeds of approximately $450,000. In September 1998, HealthMax completed a reverse merger with PLC Venture Corp. (which had been a dormant business from inception). In February 1999, the Company completed a limited offering of common stock resulting in gross proceeds of $485,000. In March 1999, the Company began an offering of units consisting of preferred stock and warrants, for gross proceeds of up to $1,008,000 (the "Unit Offering"). That offering is pending and only one Unit ($25,000) has been sold to date. For additional information concerning the pending offering, see "Item
11. Description of Securities," below.

LIMITED LIABILITY COMPANIES AFFILIATED WITH THE COMPANY

         General. The capital structure of each of the LLCs is set forth in a separate Operating Agreement, with HealthMax as the Manager of the LLC and the investors in each LLC as Economic Members. The Economic Members generally have specified rights to participate in distributions of cash and assets, and to vote on certain limited matters, but have no rights to participate in the





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management of the business of HealthMax. HealthMax, as the Manager of each LLC, has complete authority to manage the business of the LLC.

         PAYMENTS OF DISTRIBUTABLE CASH, AND ALLOCATIONS OF PROFIT AND LOSS. Distributable cash from operations of each LLC will be distributed as follows: first, to the Economic Members until they have received total cash disbursements equal to their preference; second, to the Economic Members until they have received total cash disbursements equal to their initial capital contributions plus 25% thereof; third to HealthMax (as General Member) until it has received total cash disbursements equal to its initial capital contribution ($10,000 for each LLC); and thereafter, 25% to the Economic Members and 75% to HealthMax.

         Preference is defined in each Operating Agreement to be the right of each Economic Member to receive from distributable cash paid out by the LLC, a non-guaranteed, cumulative, non-compounding cash payment equal to 10.5% (annual interest) of the Economic Member's initial capital contribution. Payment of the preference is not secured by assets of HealthMax, the Company or any affiliate of the Company, is not an obligation of any affiliate of the Company, and is to be paid only from operating cash revenues realized by the LLC. Payment of the preference will continue, in amount equal to 10.5% of the original initial capital contributions, until the Economic Members, as a class, have received total cash disbursements equal to their initial capital contributions plus an additional amount equal to 25% of such original initial capital contributions.

         Profits of the LLC generally will be allocated 100% to the Economic Members until cumulative net profits paid to them equal cumulative cash preference payments (including amounts equal to 125% multiplied by the amount of the initial capital contributions); thereafter, profits will be allocated 25% to the Economic Members and 75% to HealthMax.

         Pursuant to the Operating Agreement with each LLC, HealthMax has received from each LLC $65,000 on a one-time basis for each regional office opened by the LLC in their respective regions, such payment being for the right to use the computer systems software and clinic marketing data base of HealthMax, for accounting and other office administration services performed for the LLC, and for the payroll cost to HealthMax of providing personnel for training and marketing sessions for healthcare doctors from participating clinics. In addition, each LLC has reimbursed HealthMax approximately $75,000 for legal, accounting and other costs incurred and paid by HealthMax in connection with the development of the business plan for each LLC.

         Also, pursuant to each LLC Operating Agreement, HealthMax receives $10,000 per month as a management fee for each regional office of each LLC. The management fee offsets a portion of HealthMax' ongoing general and administrative overhead expenses.

         RIGHT TO PURCHASE LLC INTERESTS. Pursuant to the Operating Agreement with each LLC, HealthMax has the option to purchase all of the limited liability company interests held by the Economic Members, at a price equal to 125% of the original purchase price (initial cash capital contribution) therefor.



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PLANNED ACQUISITION OF HEALTHCARE

         The Company has recently agreed to acquire HealthCare for approximately two million shares of the Company's common stock. Although the transaction is subject to the completion of definitive agreements and additional due diligence, the Company expects it to be completed in June 1999. The Company's President and Chief Executive Officer is the principal shareholder of HealthCare, and will receive most of the consideration on the completion of the acquisition. The Company believes that the acquisition of HealthCare will serve as the platform for the acquisition of additional revenue-generating complementary and alternative healthcare practices, consolidating back-office operations and increasing the consistency and quality of services, as well as enabling HealthCare to offer the benefits of its contracts to other complementary and alternative healthcare practices.

         HealthCare is currently engaged in the business of providing complementary and alternative healthcare services under a range of reimbursement programs, including traditional insurance plans, workers' compensation, personal injury, private pay, HMOs, PPOs, and contracts, through its four HealthCare-owned locations in the Central Florida area and over 100 affiliated practices throughout the State of Florida. Through its contracts with such HMOs as PruCare, Cigna and HealthOptions, HealthCare is believed to be the largest complementary and alternative healthcare group practice in Central Florida, with the right to serve over 300,000 insured lives.

         HealthCare is the outgrowth of Daniel J. Pavlik, D.C., P.A., which was organized in the State of Florida in April 1983 by Dr. Pavlik. Dr. Pavlik owned and operated HealthCare as a sole practitioner for a number of years with a small support staff. As the practice grew, Dr. Pavlik hired additional chiropractic physicians to be associate doctors with him. HealthCare focused, during its initial years, on the treatment of the work-related injury, pursuant to claims under the Florida Department of Worker's Compensation Law. Dr. Pavlik and HealthCare have worked diligently in the marketing of and the communication with the third-party payors and many employers in the Central Florida area.

         Due to many requests from both insurance companies and employers for HealthCare to provide wider geographic access to its clinical protocols, procedures, staff and expertise, HealthCare started a process of looking at expansion, and did so from late 1987 through early 1993. During its initial expansion, HealthCare made a decision to move into the new area of healthcare called "Managed Care." Because of HealthCare's experience in the area of workers' compensation and the many contracts and relationships that it had built, HealthCare set forth in an attempt to penetrate this new market as quickly as possible to be ahead of its competition, and successfully secured HMO and PPO contracts.

         Some of these Managed Care contracts required that HealthCare provide additional chiropractic physicians and locations that were outside those owned by HealthCare. This lead to the development of the "affiliated clinics" concept. An affiliated clinic is a clinic not owned by HealthCare but whose doctors and staff are under contract with HealthCare to provide necessary services under those Managed Care agreements. HealthCare, under its affiliated clinic agreements, charges the affiliated office a percentage fee for managing




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and processing the claims for any patients that were seen in that affiliated clinic under the terms of HealthCare's master contracts.

          HealthCare, under the Company's umbrella, intends to expand its marketing and operational plans throughout the United States, both in terms of acquired clinics and affiliated clinics. As the Company's human and financial resources allow, a focused market study will be developed to assess regional market opportunities and a specific acquisition strategy. Although there have been other attempts at national "roll-ups" of healthcare practices, the Company believes that it will be able to offer unique advantages to target practices and otherwise will be well-positioned to make this venture successful.

 (b) BUSINESS OF THE ISSUER.

(1)      Principal products or services and their markets

OVERVIEW

         The Company, through its subsidiaries, is building a diversified national alternative healthcare network. The Company, through its majority-owned subsidiary Access HealthMax, Inc., presently offers a nutritional alternative to traditional healthcare, in a clinical setting through healthcare providers. HealthMax has developed and is distributing proprietary blends of nutritional products under the supervision of HealthMax-trained professionals and through other distribution channels. Additionally, the Company plans to launch a robust internet gateway providing information about nutritional health to consumers, along with product sales, and support for its national group of Access HealthMax Nutritional Centers.

         Daniel J. Pavlik organized HealthMax to market to healthcare clinics and independent distributors a comprehensive "wellness" and "preventive" healthstyle/lifestyle management program which incorporates the sale of nutrition supplement products. HealthMax commenced operations in February 1996. Since that time, the Company has focused on the development of its proprietary blend of nutritional products, and has tested various methods of distribution.

CURRENT NUTRITIONAL SUPPLEMENT PRODUCTS

         HealthMax' proprietary formulations of vitamin, mineral and enzyme supplements have been formulated by Dr. Barry Bradley, a certified nutritionist, in consultation with other healthcare professionals. The products are made from natural, whole food plant sources and are formulated to address specific nutritional deficiencies through a systems approach to wellness. Products are manufactured for HealthMax to its specifications by a private manufacturing company that serves the nutritional supplement industry.

         The following are descriptions of the key products being sold as of May 31, 1999, categorized by the system they are designed to address. In addition, the Company has formulated a number of other products, which have not yet been manufactured or sold.

Daily Nutritional System:

         Digestyme
         VitaDay






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Endocrine System:

         ProstateMax
         YoungAgain

Circulatory System:

         SlimMax
         Thin-Ergy

Detoxification System:

         LiverPure
         ColonPure

Musculo-skeletal System:

         M.B.J. (muscle, bone & joint)

         Inflammazyme

Digestive System:

         Digestyme
         FloraPlus

Immune System:

         OxyAccess
         ImmuneMax

         The Company also is developing a series of wellness protocols, such as its Weight Wellness program, which incorporate certain of its products (e.g., VitaDay, SlimMax and Thin-Ergy, in the case of the Weight Wellness program) with a specific clinical program (such as a low-carbohydrate diet) under the guidance of HealthMax trained healthcare professionals.

(2)      Distribution methods of the products or services.

         The Company's primary clinical channel for distributing HealthMax nutritional products and services is the HealthMax Nutritional Center. This channel is supported by two additional networks: the Independent Health Assurance Agent Network; and the Health Associate Network. Although the Company believes that these networks will form the foundation for the distribution of the Company's products and services, the Company also believes that it is important to continuously evaluate the efficacy of these networks, and of the Company's delivery strategies in general. Accordingly, the Company anticipates modifications in these networks, the elimination of one or more networks, and the addition of other networks and methods of distribution, from time to time as performance indicates.

BACKGROUND

         There are approximately 550,000 allopathic doctors and approximately 50,000 chiropractors and 50,000 osteopaths who are licensed to practice in the





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United States. A great majority of these practitioners work as solo practitioners or in small group practices. Most practitioners now are realizing reduced incomes as a result of the growth of HMOs and other efforts by employers and government to limit or stop increasing health care costs. As an alternative to becoming direct employees of HMOs, those doctors and other practitioners who wish to remain independent or in a small group need to achieve economies of scale and, where possible, diversify and increase revenue centers.

HealthMax Nutritional Centers

         The principal method for delivering the Company's nutritional products and services is through the HealthMax Nutritional Center, a clinical facility licensed to offer HealthMax' products and services. Healthcare providers who are associated with the Centers are part of the HealthMax Preferred Provider Network, and will be given access to members of the Nutritional Options Plus plan, described below. HealthMax has signed with a number of healthcare providers that operate approximately 100 Centers.

         Members of the HealthMax Preferred Provider Network receive training and educational programs on an ongoing basis; the Company strongly recommends that members follow a course of HealthMax-designed study leading to HealthMax certification. This ongoing training, and the ongoing support provided by regional and national HealthMax staff, is one of the features the Company believes highlights the Company's emphasis on the clinical component of the delivery of its nutritional products, and distinguishes HealthMax from other participants in this industry.

         Under its Site License Program, HealthMax licenses each clinic on the basis of a five year contract, under which the clinic agrees to make an initial purchase of $7,995 for the licensing rights to operate a HealthMax Nutritional Center (which includes a specified exclusive territory); access to HealthMax' educational and support programs, an inventory of sales literature, health questionnaires, and manuals for patients; and an initial inventory of nutritional supplements. Each clinic is expected (but not required) to purchase $4,000 worth of restocking inventory each month starting with the fifth month after enrollment in the program.

         In May 1999, the Company initiated a program intended to accelerate the marketing of the HealthMax Nutritional Centers. This "Market License Program" offers, to an individual or a group, the rights to a portion of the revenue from a specific market area. A market area is defined as a population base of 2,000,000 that can support a minimum of 40 Nutritional Centers. The market licensee agrees to purchase the right to install 20 Centers, all of which will be trained and operated by the Company in accordance with its Center program. The licensee will receive, for a five year period, certain revenue from product sales and a portion of the sales from the Nutritional Options Plus Plan as implemented in that licensee's market area. In addition, the licensee will have a first right of refusal to fund an additional 20 units within the market. Providers within the market will be "invited" to participate in the Preferred Provider Network, and will be subject to the Company's provider agreement, although they will not be required to purchase the right to participate in the Network. These providers will be required to purchase a minimum of 200 bottles per month, or $4,000 per month, after the fifth month following enrollment, or they will lose the right to be included in the





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Network. The Company believes that this program will allow for quick growth of
Centers because providers will be "invited" to join a network as opposed to having to purchase the rights to participate, while the capital outlay (and the right to receive a significant portion of the revenue derived therefrom) will belong to the market licensee.

Nutritional Options Plan

         The Nutritional Options Plan is a member benefits plan open to individuals and families, at no monthly fee. Discounts on HealthMax products are provided, as are copies of the Company's WellCare Bulletin and WellCare Journal.

Nutritional Options Plus Plan

         The Nutritional Options Plus plan is an employee membership plan, designed to primarily be an addition to existing health benefit programs, such as a vision care or dental care. For a fixed monthly fee per member per month, employers can provide their employees with discounted fees on services provided by members of the HealthMax Preferred Provider Network (including a free annual wellness exam and the lowest retail pricing available on HealthMax Nutritional Products). Members also will receive free copies of the Company's WellCare Bulletin and other informational material on an ongoing basis.

Comparison of Nutritional Options Plus Plan and Nutritional Options Plan

         Participants in the Nutritional Options Plus Plan receive a greater range and depth of benefits than those in the Nutritional Options Plan, including steeper discounts on products and an annual wellness exam. The "Plus" Plan is designed to provide maximum benefits when members take advantage of the clinical services of the HealthMax Preferred Provider Network, in contrast with the basic Plan, which provides more moderate discounts to consumers that either have no access to the HealthMax Preferred Provider Network or prefer a more "self-help" form of nutritional healthcare.

The Role of Health Assurance Agents and Health Associates

         The Company believes that the successful deployment of its method of distribution of products and services will be enhanced by the development of a robust network of independent "Health Assurance Agents" and a broad-based universe of "Health Associates." Health Assurance Agents identify companies that appear to be candidates for participating in the Nutritional Options Plus Plan, based on their geographic location and their numbers of employees. These agents are expected to be currently involved in offering health-related voluntary member benefits programs to and through employers, such as dental-care and vision-care programs, and will add the Nutritional Options Plus Plan to their menus. Agents will be paid commissions based on the number of employees enrolled.

         Anyone that actively engages in enrolling members of the Nutritional Options Plan is a Health Associate. Compensation will be paid based on the volume of products purchased by members enrolled by the Health Associate, and for referrals to other Health Associates, subject to quotas.

         The Company is in the process of developing strategies to recruit Health Assurance Agents and Health Associates, and anticipates active use of





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the internet and other direct marketing means as integral part of this effort.
Additionally, the Company intends to form alliances with existing benefit communication and enrollment firms that specialize in worksite marketing and benefit delivery systems, in order to accelerate the development of Health Assurance Agents and the deployment of the Nutritional Options Plus Plan.

(3)      Status of Any Publicly Announced New Product or Service.

         Not applicable.

(4)      Competition.

         The principal markets in which the Company competes are competitive and fragmented, with competitors in the nutritional supplements market and the alternative healthcare markets. Increased competition could have a material adverse effect on the Company, as competition may have far greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.

         Although there are thousands of health food stores, including some small chains and several national companies, all of which sell a variety of herbal and other nutritional items, and one national retail chain (General Nutrition Centers), the Company is unaware of any other healthcare company utilizing a systems approach, with a clinical component attached to the delivery of products.

         Although all employees sign confidentiality agreements, there is no guarantee that trade secrets will not be shared with competitors or that the Company could enforce these agreements. Such disclosures, if made, could negatively affect the Company's competitiveness.

(5)      Principal Suppliers.

         The Company's proprietary nutritional products are manufactured, bottled and labeled (under the Company's supervision) by ConSeal International, Inc., of Longwood, Florida. Although the Company is very particular in choosing its supplier on the basis of quality of materials, manufacturing practices, pricing, and other factors, the Company does not believe that ConSeal is the only manufacturer capable of meeting the Company's specifications.

(6)      Dependence on Major Customers.

         The Company is not dependent on any major customer for a significant portion of its business.

(7)      Intellectual Property.

         The Company has relied on common law copyright, trademark and service mark rights to protect its intellectual property, and on common law trade secrecy laws with respect to the formulations of its products. Common law intellectual property rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a mark. In addition, common law rights are limited to the geographic area in which the mark is actually used, while a United States federal registration of a mark enables the registrant to stop the unauthorized use of the mark by any third party anywhere in the United States even if the registrant has never used the mark in the geographic area wherein the unauthorized use is being made





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(provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company also intends to register its trademarks in foreign jurisdictions where the Company's products are sold, when such international sales commence. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

         As of May 31, 1999, the Company (through HealthMax) had one federal trademark and service mark registration pending with the United States Patent and Trademark Office (the "PTO"). The application (serial number 75/601,162 filed December 7, 1998) covers the phrase "Access HealthMax," for nutritional supplements (class 5), and for healthcare services (class 42). In addition, HealthMax has filed for copyright protection of the "Access HealthMax System Manual," and is awaiting a file number from the PTO. The Company's policy will be to pursue registrations for all of the trademarks and service marks associated with its key products and services, as human and financial resources allow.

(8)      Need for Government Approval of Products and Services.

         The Company does not believe that any government approval is required for the delivery of its products and services (subject to the discussion below). As the Company pursues its plans of delivering clinical alternative healthcare through proprietary HealthCare centers, such services will only be rendered by healthcare providers licensed under applicable state law.

(9)      Regulation - Product Formulation and Labeling.

         The Company's products are subject to regulation by one or more federal agencies, including the FDA, FTC, Consumer Product Safety Commission, and various state and local agencies. In particular, the FDA regulates the labeling and sales of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, cosmetics, and over-the-counter and prescription drugs. The private label companies used to manufacture the Company's products are subject, among other things, to regulation by the FDA as food manufacturing facilities in compliance with the Current Good Manufacturing Practices ("CGMP") rule promulgated by the FDA.

         The Dietary Supplement Health and Education Act of 1994 (the "DSA") amends the United States Food, Drug, and Cosmetic Act by defining dietary supplements to include vitamins, minerals, nutritional supplements and herbs. The DSA provides a regulatory framework to ensure safe quality dietary supplements and the dissemination of accurate information about such products. Dietary supplements are regulated as foods under the DSA and the FDA is generally prohibited from regulating the active ingredients in dietary supplements as food additives or as drugs unless the product claims trigger drug status.

         The DSA provides for specific nutritional labeling requirements for dietary supplements effective January 1, 1997. The DSA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being from consumption of





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a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. In addition, the DSA authorizes the FDA to promulgate CMGPs for dietary supplements modeled after CMGPs for food manufacturing. The FDA will be proposing various rules and regulations to implement the DSA; however, HealthMax believes it is in material compliance with all currently applicable laws.

         The dietary supplement industry is subject to regulations by the FDA and local authorities. However, dietary supplements have now been affirmed by the DSA as a food and not a drug or food additive. As a result, the regulation of dietary supplements is significantly less restrictive than the regulatory framework imposed upon manufacturers or distributors of drugs and food additives. Unlike food additives, which are more regulated, and new drugs, which require regulatory approval of formulation and labeling prior to marketing, dietary supplement companies are authorized to make substantiated statements of nutritional support and to market new, manufacturer-substantiated-as-safe dietary supplement products without FDA preclearances. Since the Company makes no therapeutic claims for its products, the Company believes it falls within this category. However, the FDA retains jurisdiction to regulate labeling and printed sales literature insofar as such materials may invoke the FDA's health claims regulations. The Company cannot determine what effect new FDA regulations in this area might have on its business in the future. Such regulations could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties and certain products and scientific substantiation.

         In the future, the Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations that the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations. The Company is unable to predict the nature of such future laws, regulations, interpretations or application, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, or expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the company's results of operations and financial condition.

(10)     Research and Development

         Although the Company has chosen to integrate the costs of research and development in its general overhead, Management is of the view that until 1999, virtually all of its expenditures were in the nature of research and development, whether related to product formulation, development and revision of distribution methods, development and revision of marketing strategies, or development and revision of training and support protocols and associated manuals.

         Management anticipates spending little, if anything, on product research and development in 1999, although it may bring to market several






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products already formulated but not presently being produced. To the extent significant research and development does occur in 1999, the Company believes that it will be related to adjustments and/or refinements in current product lines and in testing of new and old methods of distribution, training, marketing and support.

(11)     Compliance with Environmental Laws

         The Company believes that it is in full compliance with all relevant environmental laws. Due to the nature of the Company's operations, to date, the cost of complying with environmental laws does not have a significant effect on the Company's operations.

(12)     Employees

         As of May 31, 1999, Access Health Alternatives, Inc., had 15 full-time employees and two part-time employees, all of whom were engaged in administrative capacities and three of whom are considered executives. Access HealthMax, Inc., employed 6 full-time people, and one part-time employees; two of HealthMax' employees are involved in distribution and the balance are in sales. In addition, HealthMax is supported by approximately 7 independent contractors who are primarily engaged in sales and support within specific market areas. It is anticipated that this market representative role will grow as the Company's presence expands into new markets.

         None of the Company's employees is represented by labor unions. The Company believes its relationship with employees is good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

         The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements."

         The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

         During the past two years, the Company, through its subsidiaries, has spent considerable time and capital resources on defining, developing and testing its strategic plan for delivering nutritional education, support and supplements through a network of healthcare professionals certified in the Access HealthMax method. The Company has tested a number of methods of tactical deployment for creating its network of nutritional healthcare providers and marketing its services and products, all with the primary and overriding objective of maximizing the number of nutritional products delivered to consumers and patients. A comparison of the financial statements for the fiscal years ended December 31, 1998 and 1997 shows the impact of the Company's continual efforts to determine the best method for delivery of its products and services, and the resulting change in tactics.

         In addition to the historical activities relating to product formulation, development of the HealthMax instructional manuals, and creation and refinement of strategies for the delivery and marketing of the Company's services and products, Management focused a significant portion of its resources on capital raising and on preparing for the establishment of a trading market for the HealthMax' (and, ultimately, the Company's) common stock. Although these efforts ultimately resulted in the reverse merger into PLC Venture Corp., attention to financing the Company was a serious diversion of senior Management time, one consequence of which was a slower than expected growth in the Company's core business. Although the Company will continue to seek private debt and/or equity financing in 1999, the Company also will attempt to grow through operations by hiring additional senior-level Management and streamlining delivery of the Company's programs and networks.

         Additional plans for 1999 include the deployment of the Company's Health Assurance Plans. The Company believes that these member benefits plans will increase the likelihood of provider loyalty to the Company's products and networks, which should translate into ongoing and increasing product sales. The Company anticipates devoting significant funds (as available) to the creation of a meaningful presence on the internet, which will serve as an important vehicle for education, marketing and sales of product. The web site's e-commerce component is expected to develop, over time, into the primary method for ordering the Company's nutritional products, and for tracking sales and fulfillment of those product orders.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

         Management believes that a comparison of the financial performance of the Company in the fiscal year ended December 31, 1998 and in the fiscal year ended December 31, 1997 dramatically indicates the impact of the Company's decision in mid-1998 to terminate sales of labs and sophisticated lab equipment ancillary to its products and systems. Prior to that decision, this equipment was sold to members of the Company's provider network, and required a fairly high level of training and support. The equipment component presently sold to providers is a much more basic, much less costly component, with a higher profit margin to the Company. As a result of the decision to alter the equipment component, revenue from the sales of equipment decreased by 27.1%, from $411,610 in 1997 to $299,989 in 1998. During that time, the cost of sales for equipment decreased by 56.7%, from $135,670 in 1997 to $58,799 in 1998.

         Sales of the Company's products increased from $240,607 in the fiscal year ended December 31, 1997 to $439,601 in December 31, 1998, or 82.7%. The cost of those sales increased by 13.7%, from $109,938 in 1997 to $125,027 in 1998. More importantly, the cost of sales as a function of the sales decreased substantially from 45.7% in 1997 to 28.4% in 1998. Similarly, gross profit margins for the sale of products increased from 54.3% in 1997 to 71.6% in 1998. These changes are largely the result of greater discounts from the products' manufacturer as a result of increased volume. Management believes that profit margins on the sale of products can be further increased as volume increases.

         Three limited liability companies affiliated with the Company experienced losses in 1998 and 1997. Under the terms of the operating agreements between HealthMax and the limited liability companies, 99% of the losses of the limited liability companies is allocated to HealthMax. Accordingly, the amounts of $506,255 and $363,341, were reflected as a reduction of selling, general and administrative expenses of the Company in 1998 and 1997, respectively, and the amount to due the limited liability companies were reduced by the same amounts.

LIQUIDITY AND CAPITAL RESOURCES

         Despite non-binding commitments from third-parties to fund the Company's operations in 1998, the Company continued to experience, and continues to experience, cash flow shortages that have slowed the Company's growth. One consequence of those cash flow shortages has been an increase of $132,788 in accounts payable and an increase of $390,044 in accrued liabilities, bringing those figures to $284,637 and $452,188, respectively, at December 31, 1998.

         The Company has primarily financed its activities from the sale of capital stock of HealthMax, and from loans from affiliated parties, including HealthCare and the limited liability companies. A significant portion of the funds raised from the sale of capital stock has been used to reduce indebtedness on commercial paper ($520,664 and $813,596 in 1998 and 1997, respectively) and to service certain investments in the limited liability companies made by third parties, as well as to cover working capital deficits.

         The Company continues to experience negative cash flow, and anticipates this continuing through 1999. The Company is currently engaged in a private offering that, if fully completed, would result in proceeds to the Company of approximately $1 million, with additional funds in excess of $5 million if warrants that are part of that offering are exercised in full. There can be no assurances that the offering will be completed, or that any warrants will be exercised.

         In May 1999, the Company received a revolving loan commitment of $500,000 for the purchase of inventory ($250,000 of which has been funded) and a $75,000 loan for working capital. The inventory financing is expected to be repaid from the sale of product during the next two years; the working capital loan is expected to be repaid from the proceeds of an ongoing private offering.

         Management believes that it has sufficient capital resources to enable it to continue operations for the next six months. In addition to the ongoing private offering, the Company is investigating other forms of private debt and/or equity financing, although there can be no assurances that the Company will be successful in procuring such financing or that it will be available on terms acceptable to the Company, if at all.

YEAR 2000 IMPACT STATEMENT

         The Company is not aware of any potential problems resulting from the year 2000 with any of its computer systems, major vendors or suppliers.

POTENTIAL SALES AND EARNINGS VOLATILITY

         The Company's sales and earnings may be subject to potential volatility based upon, among other things: (i) the adverse effect of HealthMax Nutritional Centers' or the Company's failure, or allegations of their failure, to comply with applicable regulations; (ii) the negative impact of changes in or interpretations or regulations that may limit or restrict the sale of certain of the Company's products, the expansion of its operations into new markets and the introduction of its products into each such market; (iii) the inability of the Company to introduce new products or the introduction of more products by the Company's competitors; (iv) general conditions in the nutritional supplement industry; and (v) consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers, the Company is dependent upon consumers' perception of the safety and quality of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other nutritional supplements similar to the Company's products could adversely affect the Company results of operations or financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company's corporate headquarters, including administrative offices, and research and development facilities are located in downtown Orlando, Florida, and are leased from an affiliated party. The Company also maintains a regional sales office in Bloomington, Minnesota, which it rents from an employee at a minimal monthly rate, and a regional sales office in Colorado Springs, Colorado, which it rents from an unaffiliated party, also at a minimal monthly rate. The Company presently utilizes certain distribution facilities in Norcross, Georgia, under a verbal agreement, for which it pays $2,000 per month.

         The Company believes all leased property is in good and satisfactory condition, and is suitable for the Company's business needs for the term of the respective leases.

         Addresses for the Company's locations are as follows:

Colorado:         101 N. Cascade Avenue, #3, Colorado Springs, CO  80903

Florida:          2016 S. Orange Avenue, Orlando, FL  32806

Georgia:          6665-B Corners Industrial Court, Norcross, GA  30082

Minnesota:        2850 Metro Drive, Suite 223, Bloomington, MN  55425

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

         As of April 26, 1999, the Company had issued and outstanding 1,587,687 shares of its Common Stock. The following table sets forth, as of that date, certain information regarding beneficial ownership of the Common Stock by those persons known by the Company to be beneficially holding more than five percent of the Company's common stock.

NAME AND ADDRESS(1)                         # OF SHARES       % OF TOTAL
-------------------                         -----------       ----------
The Daniel J. Pavlik Revocable Trust(2)       218,618            13.80
1602 Patton Avenue
Apopka, FL 32703

The Rebecca Pavlik Revocable Trust(3)         218,618            13.80
1602 Patton Avenue
Apopka, FL 32703

Patricia Cohen                                150,000             9.47
203 Waymouth Harbor Cove
Longwood, FL  32792

Donald Metchick(4)                            145,265             9.17
106 Wisteria Drive
Longwood, FL  32792

Mia Metchick(5)                                81,000             5.11
2242 Stonington Avenue
Orlando, FL  32817

Jennifer Trammel(5)                            81,000             5.11
836 Marque Drive
Clermont, FL  34711

-----------------

(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) Does not include 715,000 shares issuable upon closing of the acquisition of HealthCare.

(3) Does not include 715,000 shares issuable upon closing of the acquisition of HealthCare.

(4) Does not include 476,000 shares issuable upon closing of the acquisition of HealthCare.

(5) Held in name only; will revert to certain former shareholders of PLC Venture Corp. or their assigns in near future.

(b)      SECURITY OWNERSHIP OF MANAGEMENT.

         As of April 26, 1999, the Company had issued and outstanding 1,587,687 shares of its Common Stock. An additional 600,000 shares were to have been issued as of January 1, 1999, pursuant to certain executive employment agreements, and will be issued in the next 30 days. Of the shares to be issued, 200,000 shares will be released to the shareholders, 200,000 will be held in escrow until January 1, 2000, and 200,000 will be held in escrow until January 2, 2001.

          The following table sets forth, as of April 26, 1999, certain information regarding beneficial ownership of the Common Stock by members of Management, giving effect to the issuance of the 600,000 shares described above.

NAME AND ADDRESS(1)                         # OF SHARES       % OF TOTAL
-------------------                         -----------       ----------
Daniel J. Pavlik(2)                           218,618            10.00
1602 Patton Avenue
Apopka, FL 32703

Donald Metchick(3)                            245,265            11.21
106 Wisteria Drive
Longwood, FL  32792

Steven Miracle(4)                             100,000             4.57
3000 Old Alabama, Suite 119250
Alpharetta, Georgia  30022

--------------------

(1)      Based on 2,187,687 shares outstanding.

(2) Represents shares owned of record by The Daniel J. Pavlik Revocable Trust. Does not include 218,618 shares owned of record by The Rebecca Pavlik Revocable Trust, as to which Dr. Pavlik disclaims beneficial ownership. Does not include 715,000 shares issuable to The Daniel J. Pavlik Revocable Trust upon closing of the acquisition of HealthCare.

(3) Does not include 476,000 shares issuable upon closing of the acquisition of HealthCare. Does not include 100,000 shares issued in Mr. Metchick's name but held in escrow until January 1, 2000, and 100,000 shares issued in Mr. Metchick's name but held in escrow until January 1, 2001, which shares cannot be voted or disposed of by Mr. Metchick until released from escrow.

(4) Does not include 100,000 shares issued in Mr. Miracle's name but held in escrow until January 1, 2000, and 100,000 shares issued in Mr. Miracle's name but held in escrow until January 1, 2001, which shares cannot be voted or disposed of by Mr. Miracle until released from escrow.

(c) CHANGES IN CONTROL.

         Not Applicable

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      DIRECTORS AND EXECUTIVE OFFICERS.

         Directors are elected annually and serve until the next annual shareholders' meeting, unless they resign or are removed earlier in accordance with the Company's Amended and Restated Articles of Incorporation.

Executive Officers are appointed by the Board of Directors.

DANIEL J. PAVLIK, 48, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD.

         Dr. Pavlik has been active in the healthcare industry for the last 20 years. He obtained his undergraduate degree from Indiana University of Pennsylvania in 1973. In February 1997 he received his master of science degree from Rollins College, Orlando, Florida. His postgraduate doctoral studies were completed by June of 1980, when he received his Doctorate of Chiropractic Degree from Palmer College of Chiropractic located in Davenport, Iowa. Dr. Pavlik has founded and developed three healthcare companies during his professional career. As President of NMS Rehabilitation, Inc. from 1985 through 1992 he successfully implemented nine full service physical rehabilitation facilities in a multi-state forum. From 1987 through 1993 he founded and developed one of the largest chiropractic preferred provider organizations in the nation, consisting in excess of 1,200 members. As well, Dr. Pavlik has been active since 1980 in the management and development of the largest chiropractic group practice in Central Florida. The need for constant improvement within the healthcare delivery system has lead to his innovative and visionary programs.

STEVEN MIRACLE, 44, CHIEF OPERATING OFFICER.

         Mr. Miracle joined the Company as of January 1, 1999, after over 20 years of senior-level healthcare administrative experience, which included developing and implementing growth strategies for companies prepared to move to a new level of productivity and orchestrating turn-around situations, as well as establishing and carrying out business plans from start-up through profitable operations. Mr. Miracle began his career in healthcare administration after receiving his M.B.A. from Vanderbilt University in 1977. As part of its early management group, Mr. Miracle was instrumental in developing and implementing operating procedures for Humana's primary care business, assisting in the migration from a hospital-based business and creating templates for the financial analysis of Humana's acquisition targets. After serving as the principal operations officer for several start-up ventures, Mr. Miracle more recently served as the President of AmHealth, Inc., an occupational health provider, taking it from near bankruptcy, through a creditor work-out, consolidation, and successful sale.

DONALD METCHICK, 56, VICE PRESIDENT AND DIRECTOR.

         Mr. Metchick has been in the financial services and estate planning areas for 22 years. From 1973 until 1993, he was a general insurance agent for

John Hancock Insurance Co. Mr. Metchick filed for and was discharged from personal bankruptcy in the United States Bankruptcy Court in early 1994. Mr. Metchick is the President of the Company's newly-formed subsidiary, Access Health Assurance Plans, Inc., and has been and will continue to be instrumental in the development and deployment of the Company's Nutritional Options plans.

RICHARD D. EKSTROM, 55, DIRECTOR.

         Mr. Ekstrom was appointed to the Company's Board of Directors in May 1999. He is the Chairman of the Board of Directors and President of Demegen, Inc., a publicly-held company, and has served in those capacities since January 1996. Mr. Ekstrom was Demegen's Chief Financial officer from December 1994 until August 1998. Mr. Ekstrom holds a B.A. from Cornell University and an M.B.A. from Boston University. From 1990 through 1991, Mr. Ekstrom was President of Cost Containment Corporation and from 1993 through 1994, he was Chief Operating Officer of Preferred Solutions Inc., both of which were start-up pharmacy benefit management companies. Mr. Ekstrom is the founder of Prescription Price Watch, a buying guide for pharmacy benefit programs. From 1968 to 1990, he was employed by Westinghouse Electric Corporation where he served in a variety of management positions, including controller, manufacturing manager and corporate staff positions.

         The Board of Directors intends to establish Compensation and Audit Committees; as the only "outside director" at this time, Mr. Ekstrom is expected to serve on those committees. The Compensation Committee will establish salaries, incentives and other forms of compensation for directors, officers and other employees for the Company, will administer the Company's incentive compensation and benefit plans and recommend policies relating to such incentive compensation and benefit plans. The Audit Committee will review the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and independent auditors.

(b)      OTHER SIGNIFICANT EMPLOYEES.

         Dr. Barry Bradley has served as the Executive Vice President of Education and Product Development for HealthMax since HealthMax' inception. He is board certified in clinical nutrition through both the American College of Nutrition and the Clinical Nutrition Certification Board, and is HealthMax principal clinical nutritionist, responsible for HealthMax' product formulations. A practicing chiropractor and clinical nutritionist for over 21 years, Dr. Bradley was in private practice with the Bradley Chiropractic Center in West Monroe, Louisiana from 1979 to 1991, and with the Darrow Family Chiropractic Clinic in Longwood, Florida, from 1992 to 1995. Dr. Bradley received his Doctor of Chiropractic in 1978 from the Cleveland College of Chiropractic, and is certified in several areas of nutritional healthcare and chiropractic. He is a member of the International and American Association of Clinical Nutritionists, the American Chiropractic Association Council on Nutrition, the American Chiropractic Board of Nutrition, and the Clinical Nutrition Certification Board. In June 1995, Dr. Bradley sought protection under the federal bankruptcy laws, both personally and professionally, in connection with an unsuccessful business venture (Dr. Barry J. Bradley DBA Cornerstone Chiropractic Clinic); these cases were discharged in October 1995.

(c)      FAMILY RELATIONSHIPS.

         None of the members of Management and/or other key employees is related to another.

(d)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

         Not applicable.

ITEM 6.  EXECUTIVE COMPENSATION.

(a)      GENERAL.

         During the past three fiscal years, the Company has operated without formal employment agreements with respect to its executive officers. During that time, the only person whose compensation, including salary and bonuses, exceeded $100,000, was Dr. Daniel J. Pavlik (President and Chief Executive Officer). Effective January 1, 1999, the Company entered into written agreements with Donald Metchick and Steven Miracle, the principal terms of which agreements are described below.

         The Company presently does not have any form of stock option or stock grant plan, although it anticipates reserving up to two million shares for such a plan in the near future.

(b)      SUMMARY COMPENSATION TABLE.

         The following table shows all the cash compensation paid by the Company, during the fiscal years indicated, to the President and CEO; no other person earned or was paid at least $100,000 in all forms of compensation. There was no long-term compensation earned or paid to any party, nor was any other form of reportable compensation earned or paid.

                           SUMMARY COMPENSATION TABLE


                                                                          ANNUAL COMPENSATION
                                                             --------------------------------------------
                    (a)                        (b)            (c)              (d)            (e)

                                                                                              Total
                                                                                             Annual
                                                                                             Compen-
                                                                                             sation
Name and Principal Position                   Year             Salary ($)       Bonus ($)      ($)
--------------------------------------------------------------------------------------------------------
Daniel J. Pavlik, CEO                         1998               174,999          --         174,999
                                              1997               153,845          --         153,845
                                              1996                    --          --              --

         The foregoing includes $100,961 earned in 1998 by Dr. Pavlik but not paid in 1998, which amount has not been paid to date. These amounts do not include amounts paid by HealthCare, which was not a subsidiary during the reported years and is not presently a subsidiary.

(c)      OPTION/SAR GRANTS TABLE.

         Not applicable.

(d)      AGGREGATED OPTION/SAR EXERCISE AND FISCAL YEAR-END OPTION/SAR VALUE
         TABLE.

         Not applicable.

(e)      LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE.

         Not applicable.

(f)      COMPENSATION OF DIRECTORS.

         The Company does not separately compensate its employee directors for their service as directors. Non-employee directors are expected to receive annual fees of $2,500, with no additional compensation for meetings attended. Non-employee directors also will be reimbursed any reasonable out-of-pocket expenses incurred in connection with their attendance at meetings. No additional compensation is anticipated for service on committees of the Board of Directors.

         Prior to April 1999, all of the Company's directors (and nominees for directors) also were employees. Accordingly, no compensation reportable under this item was paid.

(g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS.

         Effective January 1, 1999, the Company has entered into an executive employment agreement with Steven Miracle, pursuant to which Mr. Miracle serves as the Chief Operating Officer of Access Health Alternatives, Inc. Mr. Miracle also serves in that capacity with respect to HealthMax. The term of the agreement is three years, with consecutive one-year terms if not terminated by written notice prior to the expiration of an ongoing term. Mr. Miracle will receive a base salary of $125,000 in each year of the term, and will be entitled to a cash bonus equal to two percent (2%) of the Company's annual net profits after taxes, subject to maximums as follows: $100,000 in 1999; $150,000 in 2000; and $200,000 in 2001. Mr. Miracle also is to receive a common stock bonus as follows: 100,000 shares upon commencement of his employment relationship (which has not been issued to date but will be shortly); 100,000 shares on January 1, 2000; and 100,000 shares on January 1, 2001. In the event of a change of control of the Company, as defined in the agreement, additional compensation would be payable to Mr. Miracle.

         Effective January 1, 1999, the Company has entered into an executive employment agreement with Donald Metchick, pursuant to which Mr. Metchick serves as the Executive Vice President in charge of Health Assurance Plans of Access Health Alternatives, Inc., and as the President of HAP. The term of the agreement is three years, with consecutive one-year terms if not terminated by written notice prior to the expiration of an ongoing term. Mr. Metchick will receive a base salary of $100,000 in each year of the term, and will be entitled to a cash bonus equal to two percent (2%) of the Company's annual net profits after taxes, subject to maximums as follows: $100,000 in 1999; $150,000 in 2000; and $200,000 in 2001. Mr. Metchick also is to receive a common stock bonus as follows: 100,000 shares upon commencement of his employment relationship (which has not been issued to date but will be shortly); 100,000 shares on January 1, 2000; and 100,000 shares on January 1, 2001. In the event of a change of control of the Company, as defined in the agreement, additional compensation would be payable to Mr. Metchick.

         The Company has no employment contracts with any other employees, although it anticipates entering into agreements with Dr. Daniel J. Pavlik and Dr. Barry Bradley, the terms of which agreements have not been finalized.

(h)      REPORT ON REPRICING OF OPTIONS/SARS.

         Not applicable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company leases its corporate headquarters in Orlando, Florida from PSC Realty, a partnership in which Dr. Pavlik, the Company's President and Chief Executive Officer, is a partner.

         The Company's distribution facilities in Norcross, Georgia, are provided at a rate of $2,000 per month under a verbal arrangement with Paideia Health, Inc. ("Paideia"), a company controlled by Steven Miracle, the Company's Chief Operating Officer. Paideia leases the premises from an unaffiliated third party. It is anticipated that Access Health Alternatives, Inc., will enter into a formal agreement with the owner of the premises in the next 60 days, at which time Paideia's lease will be terminated.

         Pavlik Chiropractic Group, P.A. ("PCG"), a professional association owned and controlled by Dr. Pavlik, employs the doctors who provide services through Access HealthCare, Inc. HealthCare reimburses PCG for the costs associated with the employment of the doctors, and PCG does not receive any premium or other compensation for its role.

         In addition to the foregoing, the Company has arrangements with certain limited liability companies that may be considered related-party transactions. Details of those arrangements are described elsewhere herein.

ITEM 8.  LEGAL PROCEEDINGS.

         The Company is not presently a party to any material litigation not in the regular course of its business, nor to the Company's knowledge is such litigation threatened, except as follows: one of the Company's unsecured creditors has threatened to file suit against the Company in connection with a debt of $64,583 claimed to be owed to him by the Company. The Company, through counsel, is attempting to resolve this matter.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)      MARKET INFORMATION.

         Bid and ask quotations for the Company's Common Stock, $.001 par value, are posted on the over-the-counter bulletin board of the National Association of Securities Dealers, Inc. From the commencement of trading in

October 1998 until the Reverse Stock Split in March 1999, the stock traded under the symbol, "AHMX." Following the Reverse Stock Split, the stock has traded under the symbol, "AHMXD."

         The Company is aware that there is a possibility that it will become ineligible for quotation on the Bulletin Board if the Securities and Exchange Commission has not completed its comments with respect to this Registration Statement on Form 10SB by August 1, 1999. In that case, the Company believes that a reasonably comparable quotation medium will be available in the form of the "Electronic Pink Sheets" of the National Quotation Bureau, until such time as this Registration Statement has been cleared of all comments by the Commission.

         The following table sets forth the range of high ask and low bid prices for the Company's Common Stock on a quarterly basis since the commencement of trading in October 1998 (giving retroactive effect to the 1-for-10 reverse stock split declared in March 1999), as reported by the National Quotation Bureau (which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions). The foregoing and following information should not be taken as an indication of the existence of an established public trading market for the Company's Common Stock.

                                  COMMON STOCK

                                                 High Ask            Low Bid
                                                 --------            -------
Quarter ended December 31, 1998                  $90.0000            $ 0.6250

Quarter ended March 31, 1999                     $ 3.3750            $ 0.1563

(b)      HOLDERS.

         As of April 26, 1999, the approximate number of record holders of the Company's common stock was 46. This includes brokerage firms and/or clearing firm holding the Company's stock for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The Company believes that the number of beneficial owners exceeds 200, however there can be no assurance that this is accurate.

(c)      DIVIDENDS.

         Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to any restrictions imposed by any loan or other agreements, including the rights of investors in affiliated limited liability companies, who are entitled to certain distributions based on revenue, and holders of Series A Redeemable Convertible Preferred Stock, who will have a dividend preference described elsewhere herein.

         The Company has not paid or declared any dividends on its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following shares of unregistered common stock of the Company have been issued in the period from September 2, 1998 (the Exchange Date) through May 31, 1999 (with adjustments shown to reflect the Reverse Stock Split declared in March 1999):

         In October 1998, the Company issued 20,000 restricted shares of common stock to LNB Investment Corporation, under an assignment from Capital FCG Unlimited, Inc. ("FCG"), in consideration for consulting services rendered by FCG. These shares were issued under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were due to have been issued in September 1998, following the Share Exchange. The parties have valued the shares at $1.00 per share, as there was no trading market for the shares at the time they were earned, and the services were valued at $20,000.

         In February 1999, the Company sold a total of 323,334 shares of Common Stock, for an aggregate of $485,000, pursuant to Rule 504, to the following persons and in the following amounts:

Alan K. Avra                                10,000 Shares
Lonnie E. Avra                              10,000 Shares
Joseph Camillo                              10,000 Shares
Cheverlton Fund Ltd.                        60,000 Shares
Richard W. Coffman                          10,000 Shares
Thomas S. Danford                           10,000 Shares
Derrick Dental Care, P.A.                   10,000 Shares
  Money Purchase Plan
Anthony C. & Rosemary E. Derrick            10,000 Shares
Sean R. Derrick                             10,000 Shares
Hi-Tel Group, Inc.                          30,000 Shares
George R. Kinney                            40,000 Shares
Angie G. Langley                            14,334 Shares
Lyle G. Meyers                              20,000 Shares
Sheila O'Derrick                            10,000 Shares
Progressive Media Group, Inc.               39,000 Shares
Greig A. Rank                               10,000 Shares
David Tuscan                                10,000 Shares
Doug Ward                                   10,000 Shares

         In March 1999, the Company issued a total of 16,000 restricted shares to certain employees, independent contractors and consultants, as a bonus for services rendered. The shares were issued under Section 4(2) of the Act, as follows:

Barry Bradley                               10,000 Shares
Ron Broman                                     500 Shares
Roger Cameron                                  500 Shares
Kirk Johnson                                   500 Shares
Mark Leutem                                  1,500 Shares
Brent Phillips                               2,500 Shares
Mary Jo Sabata                                 500 Shares

         In April 1999, the Company issued 150,000 shares of Common Stock to Patricia Cohen, in consideration for her assistance in facilitating revisions in January and February 1999 to the original Share Exchange and related transactions. These shares were valued by the parties at $150,000, and were issued under Rule 504.

         In April 1999, the Company issued 75,000 shares of Common Stock to Amy Lewis, in consideration for consulting services; the shares were issued under
Section 4(2), and were due to have been issued immediately following the Share Exchange in September 1998. The parties have valued the shares at $1.00 per share, as there was no trading market for them at the time they were earned, and the services were valued at $75,000.

         In May 1999 the Company sold one Unit of its securities pursuant to Rule 506 promulgated under the Act, for $25,000. The securities have not yet been issued. The Unit consisted of one shares of Series A Redeemable Convertible Preferred Stock, one Class A Warrant and one Class B Warrant.

ITEM 11. DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, of which approximately 1.6 million of which are currently outstanding, and an additional 2.0 million (approximately) of which have been reserved in connection with the acquisition of HealthCare. An additional 4.2 million shares of common stock (approximately) have been reserved in connection with an ongoing offering of securities presently being conducted under Regulation D of the Securities Act (the "Unit Offering"), which offering is described below. The Company also has reserved 600,000 shares for issuance under two employment agreements, which shares are to be issued in the immediate future, and approximately 430,000 shares that may be issued to minority shareholders of HealthMax in connection with a pending share exchange. The Company anticipates reserving an additional 2.0 million shares in connection with a planned stock option plan, which has not been finalized.

         Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. Cumulative voting for the election of directors is not permitted. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such a meeting, except for certain actions such as amendments to the Articles of Incorporation, or a merger or dissolution of the Company, which would require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to the shareholders, after payment of all liabilities (including distributions to investors in the LLCs). Holders of Common Stock do not have any preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, upon purchase on the terms hereof will be, fully paid and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of preferred stock, $.01 par value per share, the rights and preferences of which may be designated by the Board of Directors without shareholder approval. On March 3, 1999, the Company designated the rights and preferences of its Series A Redeemable Convertible Preferred Stock, and authorized the sale of up to 1,400,000 shares as part of the Unit Offering. Prior to the Unit Offering, no series of preferred stock had been designated. No shares of Series A Redeemable Convertible Preferred Stock are currently outstanding, although one share has been sold and is due to be issued.

         The following is a summary of the rights and preferences of the Series A Redeemable Convertible Preferred Stock:

         Voting:                            none until conversion

         Preference on liquidation:         none

         Dividend:                          10.5% per year per share until
                                            conversion or redemption; payable
                                            quarterly commencing on the six
                                            month anniversary of the completion
                                            of this offering; funds must be
                                            legally available for payment

         Conversion:                        At the holder's election, by
                                            written notice, at any time from
                                            March 15, 2000 (the one-anniversary
                                            of the commencement of the Unit
                                            Offering) to March 14, 2002, into
                                            one share of common stock

         Redemption:                        By the Company at any time prior to
                                            conversion, at a redemption price
                                            of $1.44 per share

         Registration:                      The Company will include the shares
                                            of common stock into which the
                                            Series A Redeemable Convertible
                                            Preferred Stock may be converted
                                            (or have been converted, as the
                                            case may be) in the Company's first
                                            registration statement to be filed
                                            under the Securities Act of 1933,
                                            as amended. In the event the
                                            Company does not file such a
                                            registration statement within 90
                                            days following the completion of
                                            the Unit Offering, the holders of a
                                            majority of the Preferred Stock may
                                            demand that the Company file such a
                                            registration statement within 90
                                            days from receipt of written notice
                                            by such holders, or as soon
                                            thereafter as possible. Each
                                            shareholder to whom these
                                            registration rights pertains must
                                            agree not to dispose of any of the
                                            registered securities for at least
                                            60 business days following the
                                            effective date of the registration
                                            statement if an underwritten
                                            offering is then pending.

         CLASS A WARRANTS

         The Company has authorized the issuance of up to 1,400,000 Class A Warrants, which are included in the Units offered in the Unit Offering. Each Class A Warrant entitles the holder to purchase one share of the Company's common stock for $3.00 per share, commencing on March 15, 2000, and for a period of 90 days thereafter. The Company may redeem the Class A Warrants at any time that the average closing bid and asked price for its common stock has been at least $4.00 for a minimum of 20 consecutive trading days, at a redemption price of $.01 per share, upon 30 days' written notice to the warrant holders, during which time the warrant holders may exercise their warrants (even if such exercise would precede March 15, 2000); provided, however, that a current registration statement covering the underlying shares of common stock is then available.

         CLASS B WARRANTS

         The Company has authorized the issuance of up to 1,400,000 Class B Warrants, which are included in the Units offered in the Unit Offering. Each Class B Warrant entitles the holder to purchase one share of the Company's common stock for $4.50 per share, commencing on September 15, 2000, and for a period of 90 days thereafter. The Company may redeem the Class B Warrants at any time that the average closing bid and asked price for its common stock has been at least $6.00 for a minimum of 20 consecutive trading days, at a redemption price of $.01 per share, upon 30 days' written notice to the warrant holders, during which time the warrant holders may exercise their warrants (even if such exercise would precede September 15, 2000); provided, however, that a current registration statement covering the underlying shares of common stock is then available.

         TRANSFER AGENT

         The Transfer Agent for the Company's Common Stock is Interwest Transfer and Trust Company of Salt Lake City, Utah.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Amended and Restated Articles of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or to its shareholders to the fullest extent permitted by the Florida Business Corporation Act and indemnifying officers and directors of the Company to the fullest extent permitted by Florida law.

         The Company does not presently maintain directors' and officers' liability insurance.

ITEM 13. FINANCIAL STATEMENTS.

         The Company's financial statements, as well as the financial statements for HealthCare and certain pro forma information related to the acquisition of HealthCare by the Company, begin at page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)      The following financial statements are submitted herewith:

         (i)    For Access Health Alternatives, Inc., and Subsidiary        F-1

                Independent Auditors' Report                                F-2

                Consolidated Balance Sheets at December 31, 1998            F-3

                Consolidated Statements of Operations for the
                  years ended December 31, 1998 and 1997                    F-4

                Consolidated Statements of Stockholders' Deficit
                  for the years ended December 31,1998 and 1997             F-5

                Consolidated Statements of Cash Flows for the
                  years ended December 31, 1998 and 1997                    F-6

                Notes to Consolidated Financial Statements                  F-7

         (ii)   For Access HealthCare, Inc.                                F-18

                Independent Auditors' Report                               F-19

                Balance Sheet at December 31, 1998                         F-20

                Statement of Operations for the years ended
                  December 31, 1998 and 1997                               F-21

                Statement of Stockholders' Deficit for the
                  years ended December 31, 1998 and 1997                   F-22

                Statement of Cash Flow for the years ended
                  December 31, 1998 and 1997                               F-23

                Notes to Financial Statements                              F-24

         (iii)  Pro Forma (unaudited) Consolidated Statements              F-29

                Pro Forma Consolidated Balance Sheet at
                  December 31, 1998                                        F-30

                Pro Forma Consolidated Statements of Operations
                  for the years ended December 31, 1998 and 1997           F-31

                Notes to Pro Forma Consolidated Financial Statements       F-33

         (b) The following exhibits are submitted herewith:

             Exhibit 3.1.1 Articles of Incorporation of B C Insurance Services, Inc.

             Exhibit 3.1.2           Articles of Amendment to B C Insurance
                                     Services, Inc.

             Exhibit 3.1.3 Articles of Restatement to the Articles of Incorporation of PLC Ventures Corp.

             Exhibit 3.1.4 Articles of Amendment to the Amended and Restated Articles of Incorporation of Access HealthMax Holdings, Inc.

             Exhibit 3.1.5 Articles of Amendment to the Amended and Restated Articles of Incorporation of Access HealthMax Holdings, Inc.

             Exhibit 3.2             Bylaws

             Exhibit 4.1             Class A Common Stock Purchase Warrant

             Exhibit 4.2             Class B Common Stock Purchase Warrant

             Exhibit 10.1            Employment Agreement with Steven Miracle

             Exhibit 10.2            Employment Agreement with Donald Metchick

             Exhibit 10.3 Form of LLC Operating Agreement (LLC II given as example)

             Exhibit 11              Statement re: computation of per share
                                     earnings

             Exhibit 21              List of Subsidiaries

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ACCESS HEALTH ALTERNATIVES, INC.
                                          -------------------------------------
                                          (Registrant)



Date: June 18, 1999                       By: /s/ Daniel J. Pavlik
                                              ---------------------------------
                                              Daniel J. Pavlik, President

                        ACCESS HEALTH ALTERNATIVES, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Access Health Alternatives, Inc.:

We have audited the accompanying consolidated balance sheet of Access Health Alternatives, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access Health Alternatives, Inc. at December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital and working capital deficiency, which raises substantial doubt about their ability to continue as a going concern. Management's plans regarding those matters are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tedder, James, Worden & Associates, P.A.

March 3, 1999, except as to note 1a which is as of March 11, 1999 and notes 10 and 11 which are as of April 30, 1999

                       ACCESS HEALTH ALTERNATIVES, INC.

                          CONSOLIDATED BALANCE SHEET

                               December 31, 1998



                          ASSETS
Current assets:
     Cash                                                                          $      419
     Receivables:
           Trade                                                                         8,218
           Other                                                                         7,988
                                                                                   -----------
                  Total receivables                                                     16,206
     Inventories                                                                        68,968
                                                                                   -----------
                 Total current assets                                                   85,593
Property and equipment, net                                                             51,034
Other assets, net                                                                       16,711
                                                                                   -----------
                 Total assets                                                      $   153,338
                                                                                   ===========

            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
     Notes and commercial paper                                                    $ 1,155,723
     Current obligation under capital lease                                              7,523
     Bank overdraft                                                                    101,357
     Accounts payable                                                                  284,637
     Accrued liabilities                                                               452,188
     Due to related parties:
           Shareholders                                                                117,378
           Limited liability companies                                               1,084,099
           Access Healthcare, Inc                                                       39,383
                                                                                   -----------
                 Total due to related parties                                        1,240,860
                                                                                   -----------
                 Total current liabilities                                           3,242,288
Unearned income                                                                        278,417
Obligation under capital lease, less current portion                                     5,226
Minority interest in subsidiary                                                        405,063
                                                                                   -----------
                 Total liabilities                                                   3,930,994
Stockholders' deficit:
     Preferred stock, $.01 par value, 10,000,000 shares authorized,
           no shares issued and outstanding                                                 --
     Common stock, $.001 par value, 50,000,000 share authorized,
           1,023,350 shares issued and outstanding                                       1,023
     Capital in excess of par value                                                     26,477
     Accumulated deficit                                                            (3,805,156)
                                                                                   -----------
                 Total stockholders' deficit                                        (3,777,656)
                                                                                   -----------
                 Total liabilities and stockholders' deficit                       $   153,338
                                                                                   ===========

See accompanying notes to consolidated financial statements.

                       ACCESS HEALTH ALTERNATIVES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATONS

                For the years ended December 31, 1998 and 1997


                                                               1998                  1997
                                                            ----------            ----------
Revenues:
     Equipment                                              $  299,989            $  411,610
     Products                                                  439,601               240,607
     Other                                                      94,968                96,672
                                                            ----------            ----------
           Total revenues                                      834,558               748,889
Cost of sales:
     Equipment                                                  58,799               135,670
     Products                                                  125,027               109,938
     Other                                                       7,180                    --
                                                            ----------            ----------
           Total cost of sales                                 191,006               245,608
                                                            ----------            ----------

           Gross profit                                        643,552               503,281

Selling, general and administrative                          1,191,534             1,010,221
                                                            ----------            ----------
Operating loss                                               (547,982)             (506,940)
Other expense:
     Interest expense                                          164,057               235,030
     Other, net                                                  2,559                 5,470
                                                            ----------            ----------
           Total other expense                                 166,616               240,500
                                                            ----------            ----------
           Net loss                                         $ (714,598)           $ (747,440)
                                                            ==========            ==========
Basic net loss per share                                    $    (0.71)           $    (0.74)
                                                            ==========            ==========




See accompanying notes to consolidated financial statements.

                       ACCESS HEALTH ALTERNATIVES, INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                For the years ended December 31, 1998 and 1997





                                                   Common Stock                 Capital in
                                               ------------------------          Excess of        Accumulated
                                               Shares            Amount          Par Value          Deficit             Total
                                               ------            ------         -----------       -----------           -----
Balance, December 31, 1996                        750            $   --             7,500         (2,343,118)         (2,335,618)
Net loss                                           --                --                --           (747,440)           (747,440)
                                            ---------            ------            ------         ----------          ----------
Balance, December 31, 1997                        750                --             7,500         (3,090,558)         (3,083,058)
Shares issued to reflect
  recapitalization for reverse
  acquisition (Note 1a)                       565,100               565              (565)                --                  --
Impact of reverse acquisition
  of PLC Ventures Corp.
  shares outstanding (Note 1a)                437,500               438              (438)                --                  --
Shares issued for services                     20,000                20            19,980                 --              20,000
Net loss                                           --                --                --           (714,598)           (714,598)
                                            ---------            ------            ------         ----------          ----------
Balance, December 31, 1998                  1,023,350            $1,023            26,477         (3,805,156)         (3,777,656)
                                            =========            ======            ======         ==========          ==========



See accompanying notes to consolidated financial statements.

                       ACCESS HEALTH ALTERNATIVES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the years ended December 31, 1998 and 1997


                                                                                        1998                1997
                                                                                        ----                ----
Cash flows from operating activities:
     Net loss                                                                          $  (714,598)         $ (747,440)
     Adjustment to reconcile net loss to net
       cash provided by (used in) operating activities:
           Depreciation and amortization                                                    33,520              26,641
           Losses of limited liability companies                                           506,255             363,341
           Unearned income recognized                                                      (78,000)            (33,583)
           Issuance of common stock for services                                            20,000                  --
           Cash provided by (used for) changes in:
                Receivables                                                                    515              (6,226)
                Inventories                                                                (15,202)             39,835
                Other assets                                                                    --                (500)
                Bank overdraft                                                              61,749              36,174
                Accounts payable                                                           132,788              64,343
                Accrued liabilities                                                        390,044              (1,243)
                                                                                       -----------          ----------
                 Net cash provided by (used for) operating activities                      337,071            (258,658)

Cash flows from investing activities:
     Payments for the purchase of property and equipment                                    (6,633)            (53,712)
                                                                                       -----------          ----------
                 Net cash used in investing activities                                      (6,633)            (53,712)

Cash flows from financing activities:
     Payments on notes and commercial paper                                               (520,664)           (813,596)
     Proceeds from notes and commercial paper                                              150,015                  --
     Principal payments under capital lease obligations                                     (5,536)             (1,845)
     Due to (from) related party                                                           143,233            (103,850)
     Due to (from) shareholders                                                            (23,741)            148,619
     Advances (to) from limited liability companies                                       (610,144)            824,647
     Increase in unearned income                                                           130,000             260,000
     Proceeds from private placement of subsidiary's common stock-
        reflected as minority interest                                                     405,063                  --
                                                                                       -----------          ----------
                 Net cash provided by (used for) financing activities                     (331,774)            313,975
                                                                                       -----------          ----------
     Net increase (decrease) in cash and cash equivalents                                   (1,336)              1,605

           Cash and cash equivalents at beginning of year                                    1,755                 150
                                                                                       -----------          ----------
           Cash and cash equivalents at end of year                                    $       419          $    1,755
                                                                                       ===========          ==========
Supplemental disclosure of non-cash activities
     Cash paid during the year for interest                                            $   146,448          $  226,561
                                                                                       ===========          ==========
     Capital lease obligation                                                          $        --          $   20,130
                                                                                       ===========          ==========



See accompanying notes to consolidated financial statements.

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)      ORGANIZATION

         On September 2, 1998, Access HealthMax Holdings, Inc. ("Holdings"), f/k/a PLC Ventures Corp. ("PLC") acquired approximately 94.3% of the outstanding common stock of Access HealthMax, Inc. (HealthMax), for 565,100 shares of authorized but previously unissued common stock. Immediately preceding the exchange, there were 437,500 shares outstanding of PLC. The shares of PLC had been issued for a total consideration of $1,000. PLC had no sales or revenues since its formation on October 2, 1988 and had zero stockholders' equity at the time of acquisition of HealthMax. For accounting purposes, the acquisition has been treated as an acquisition of PLC by HealthMax and as a recapitilization ("Reverse Acquisition") of HealthMax. The historical financial statements prior to September 2, 1998 are those of HealthMax. Pro forma information is not presented, since the combination is a recapitilization rather than a business combination. The deficiency in the net assets of PLC were not adjusted in connection with the Reverse Acquisition since it consisted of accounts payable.

         On March 11, 1999 Holdings changed its name to Access Health Alternatives, Inc. ("Alternatives"). Unless the context indicates otherwise, references hereinafter to (the "Company") include HealthMax or Alternatives.

         On March 3, 1999 the Board of Directors authorized a ten-for-one reverse stock split effective March 15, 1999. All references in the financial statements to number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the decreased number of common shares outstanding.

(B)      BUSINESS

         The Company, through HealthMax, distributes clinical nutrition programs and products throughout the United States using small doctor practices as its sales and clinical support base. HealthMax commenced operations in 1996 and has spent the past three years developing its blends of nutritional health care products, and in establishing an infrastructure for the distribution and sales of those products, as well as a system of support for the participating doctors.


                                                                    (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(B)      BUSINESS, CONTINUED

         A portion of the Company's operations, specifically those related to sales and distribution, are conducted through three affiliated limited liability companies ("LLC"), each of which is responsible for a separate geographic territory under operating agreements with the Company. HealthMax is the manager of the LLC's, and performs all operating and administrative functions for them. The operating agreement with the LLC's provide that net profits shall be allocated 100% to the investors in the LLC's until they receive 125% of their investment, then 25% to the investor and 75% to the Company. Losses are allocated 99% to the investor and 1% to HealthMax. The term of the LLC's is for five years. Since all operating activities are conducted by HealthMax on behalf of the LLC's, HealthMax recognizes all of the sales and expenses related to the operations being conducted for the LLC's.

(C)      INVENTORIES

         Inventories are stated at the lower of cost (first-in, first-out) or market.

(D)      STATEMENT OF CASH FLOW

         For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents.

(E)      INCOME TAXES

         The Company accounts for income taxes under the provisions of Statement of Financial accounting Standards No. 109 "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


                                                                    (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(F)      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(G)      REVENUE RECOGNITION

         Sales are recognized when the product is shipped.

(H)      PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation, which includes amortization of assets under capital leases, is provided over the estimated useful lives of the individual assets using the declining-balance method.

(I)      OTHER ASSETS

         Intangible assets included in the other assets on the balance sheet are amortized over five years.

(J)      NET LOSS PER SHARE

         Basic loss per share is computed giving effect to the recapitalization with Holdings. For purposes of the computation of the basic net loss per share 1,003,350 shares of common stock are assumed to be outstanding for 1997. The weighted average shares outstanding for 1998 of 1,007,581 reflects the issuance of 20,000 shares for services.

(K)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount reported in the Company's balance sheet for cash, accounts receivable, notes and commercial paper payable, accounts payable and accrued expenses approximate their fair value because of the short term maturity of these instruments.


                                                                   (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(L)      MINORITY INTEREST

         The net proceeds received from a private placement of common stock of HealthMax in 1998 has been reflected as a minority interest in subsidiary. In view of agreement to acquire the minority interest in 1999, (see Note 11) all of the loss of HealthMax was reflected in the accompanying consolidated financial statement of operations.

(M)      RECLASSIFICATION

         Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)      PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                   Computer equipment                             $   71,944
                   Medical equipment                                  12,943
                   Furniture and fixtures                             12,266
                   Computer equipment                                  3,950
                   Computer software
                   Leasehold improvements                              1,596
                   Office equipment                                    1,381
                                                                  -----------
                                                                     104,080
                   Less accumulated depreciation
                       and amortization                               53,046
                                                                  -----------
                          Total                                   $   51,034
                                                                  ===========

             For the years ended December 31, 1998 and 1997, depreciation expense amounted to $28,049 and $21,172, respectively. The Company has reviewed its long-lived assets and intangibles for impairment and has determined that no adjustment to the carrying value of long-lived assets is required.



                                                                   (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(3)      NOTES AND COMMERCIAL PAPER

         Notes and commercial paper are as follows at December 31, 1998:

           Commercial paper, bearing interest
             at 10 1/2%; collateralized by
             Inventory and accounts receivable
             of Access HealthMax, Inc.                             $  869,637

           Notes payable, bearing interest
             at 10 1/2%; unsecured                                    159,294

           Lines of credit, bearing interest
             at 10% to 22%; unsecured                                  29,277

           Note payable, bearing interest
             at 18%; unsecured                                         20,015

           Note payable, non-interest bearing;
            Unsecured                                                  77,500
                                                                  -----------
                   Total                                          $ 1,155,723
                                                                  ===========

         The notes and commercial paper are all due within one year unless extended.

(4)      TRANSACTIONS WITH RELATED PARTIES

         The Company commenced operations January 1, 1996. Prior to that, start up activities were conducted in Access HealthCare, Inc. ("HealthCare"). The principal beneficial owners of HealthCare are also the principal beneficial owners of the Company. In January 1997, the Company reimbursed HealthCare in the amount of $1,831,970 related to the development of the clinical nutritional programs distributed by the Company and its blends of nutritional health care products, and for costs relating to financial start-up activities. The reimbursement to HealthCare was recorded in the 1996 statement of operations as start up costs, interest expense and general and administrative expense in the amount of $1,182,041, $173,197 and $476,732, respectively. In connection with the reimbursement to HealthCare, the Company assumed $2,339,969 in commercial paper. In addition, prior advances to HealthCare in the amount of $507,999 were repaid.


                                                                    (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(4)      TRANSACTIONS WITH RELATED PARTIES, CONTINUED

         In connection with forming the three LLC's, HealthMax received $225,000 as reimbursement for costs incurred in connection with the formation and development of their business plan, which has been reflected as a reduction of selling, general and administrative expenses in the years ended December 31, 1998 and 1997 in the amount of $75,000 and $150,000, respectively. HealthMax also received $65,000 for each regional office opened by the Company, which amounted to $130,000 and $260,000 in the years ended December 31, 1998 and 1997, respectively. These amounts are being recognized over a 60 month period. HealthMax recognized income of $78,000 and $33,583 in 1998 and 1997, respectively. HealthMax also received a $10,000 fee per month from each regional office as reimbursement for HealthMax's ongoing administrative overhead expense, which amounted to $490,000 and $370,000 in 1998 and 1997, respectively. The reimbursements were reflected as a reduction of selling, general and administrative expenses. The LLC's were operating at a loss in 1998 and 1997. In accordance with the operating agreement, 99% of the LLC's losses, which amounted to $506,255 and $363,341, were reflected as a reduction of selling, general and administrative expense of HealthMax in 1998 and 1997, respectively. HealthMax has an option, exercisable within a five year period, to purchase some or all of the members interest in the LLC's at a price equal to 125% of their capital contribution, less any prior returns of capital contributions, plus any amount necessary to pay a 10 1/2% preference return to members. The amount of $1,084,099 due to LLC's reflects proceeds from the Limited Liability Company offerings reduced by charges to the LLC's for formation, opening regional offices, reimbursement for administrative overhead expenses and 99% of the operating losses of the LLC's.

         The Company rents its administrative office from a partnership in which the principal shareholder of the Company is a partner. Lease expense relating to the lease was $15,000 and $36,000 in 1998 and 1997, respectively. At December 31, 1998 the Company had a liability for unpaid rent to the partnership of $74,385, which is included in accrued liabilities (see note 7). The Company sells nutritional products to HealthCare at cost. Such sales amounted to $36,517 and $24,187 in 1998 and 1997, respectively. The liability of $39,383 to HealthCare is net of product sales and advances made to HealthCare and a loan from HealthCare.


                                                                   (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5)      LEASES

         The following is a schedule by year of future minimum lease payments under capital leases together with the present value of the net lease payments for furniture and equipment as of December 31, 1998.

                Year ended December 31,
                   1999                                             $   8,944
                   2000                                                 5,504
                                                                    ---------
                      Total lease payments                             14,448
                      Less amount representing interest                 1,699
                                                                    ---------
                      Present value of lease payments               $  12,749
                                                                    =========

         Total rental expense was $31,240 and $68,016 in 1998 and 1997, respectively.

(6)      INCOME TAXES

         The actual income tax benefit for 1998 and 1997 differs from the "expected" tax benefit, computed by applying the U.S. Federal Corporate Income Tax Rate of 34%, to the loss before income taxes, as follows:

                                                                                 1998                  1997
                                                                              ----------            ---------
                Income tax benefit computed at the federal
                      statutory rate of 34%                                   $  243,000            $ 254,000
                State income tax benefit, net of federal
                      tax benefit                                                 26,000               27,000
                Nondeductible expenses                                            (2,000)             (10,000)
                Increase in valuation allowances                                (267,000)            (271,000)
                                                                              ----------            ---------
                                                                              $       --            $      --
                                                                              ==========            =========


                                                                    (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(6)      INCOME TAXES, CONTINUED

         The components of the deferred income tax asset for the year ended December 31, 1998 are as follows:


                                                                                  1998
                                                                               -----------
                 Deferred tax assets:
                     Net operating losses                                      $   890,000
                     Start up costs capitalized for tax purposes
                     and amortized over a five year period,
                     expensed for financial statement purposes                     421,000
                     Unearned income                                               105,000
                     Other                                                           3,000
                                                                               -----------
                                                                                 1,419,000

                     Valuation allowance                                        (1,419,000)
                                                                               -----------
                                                                               $        --
                                                                               ===========

         At December 31, 1998, the Company had tax operating loss carryforwards of approximately $2,118,000 available to reduce future federal income taxes, which if unused, will expire from 2011 to 2018.

(7)      ACCRUED LIABILITIES

         Accrued liabilities are as follows at December 31, 1998:

                 Estimated value of common stock to be issued to
                   non-employees for services (note 10)                              $ 225,000
                 Accrued salaries including $100,961 due to a principal
                   beneficial owner of the Company                                     105,356
                 Accrued interest                                                       43,033
                 Accrued rent                                                           74,385
                 Accrued property taxes                                                  3,477
                 Other                                                                     937
                                                                                     ---------
                                                                                     $ 452,188
                                                                                     ==========

(8)      LITIGATION

         The Company is a nominal defendant in a legal action. While the results of the legal action cannot be predicted with certainty, the Company believes that the final outcome of such litigation will not have a materially adverse effect on its financial condition.


                                                                    (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(9)      CONTINGENCY

         At December 31, 1998, the Company has suffered recurring loses and has a net capital deficiency of $3,147,593 and a working capital deficiency of $2,931,695, which raises substantial doubt about its ability to continue as a going concern. The Company is contemplating a public or private offering of securities as a means of raising funds to implement its business plan.

(10)     COMMON STOCK ISSUED OR ISSUABLE FOR SERVICES

         During the year ended December 31, 1998, the Company issued 20,000 shares of common stock valued at $20,000 for consulting services from a nonemployee. The Company also accrued $75,000 in 1998 for consulting services rendered from a nonemployee. In April 1999 the Company issued 75,000 shares of common stock to satisfy this obligation. The Company valued these transactions at the estimated fair value of the services received.

         In April 1999 the Company issued 150,000 shares of common stock to a nonemployee in consideration for facilitating revisions in January and February 1999 to the original agreement with PLC (see Note 1a) that had not been complied with as of December 31, 1998. The Company recorded a liability of $150,000 at December 31, 1998 for these services. The $150,000 accrual was based on the trading price of the Company's common stock in January and February 1999, less a discount for the restriction on transferability of the shares.

(11)     SUBSEQUENT EVENTS

         In April 1999, the Company agreed to acquire HealthCare (see Note 4), subject to certain conditions. Under the terms of the acquisition, to be accounted for as a pooling of interests, the Company will exchange approximately 2,000,000 shares of common stock for all of HealthCare's outstanding shares. HealthCare operates a chiropractic group practice in Central Florida and has affiliated chiropractic practices throughout Florida.

         The financial position and results of operations of the Company and HealthCare will be combined in 1999 retroactive to January 1, 1999. In addition, all prior periods presented will be restated to give effect to the pooling.

         Presented below are condensed combined pro forma financial statements as of and for the year ended December 31, 1998 to give effect to the transaction. The condensed combined financial statements reflect the elimination of intercompany transactions.



                                                                    (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(11)     SUBSEQUENT EVENTS, CONTINUED

         Condensed balance sheet:


                                                 Company            HealthCare         Eliminations          Combined
                                             ----------------    ----------------    -----------------    --------------
        Assets:
         Current assets                          $    85,593        $     55,106          $       --        $   140,699
         Property & equipment, net                    51,034              61,923                  --            112,957
         Other assets                                 16,711              39,383             (39,383)            16,711
                                             ----------------    ----------------    -----------------    --------------
                                                     153,338             156,412             (39,383)           270,367
                                             ================    ================    =================    ==============

        Liabilities:

         Current liabilities                       3,242,288             361,535             (39,383)         3,564,440
         Unearned income                             278,417                  --                  --            278,417
         Long-term obligations                         5,226             179,926                  --            185,152
         Minority interest                           405,063                  --                  --            405,063
                                             ----------------    ----------------    -----------------    --------------
                                                   3,930,994             541,461             (39,383)         4,433,072
        Shareholders' deficit                     (3,777,656)           (385,049)                 --         (4,162,705)
                                             ================    ================    =================    ==============
                                                 $   153,338        $    156,412          $  (39,383)           270,367
                                             ================    ================    =================    ==============


        Condensed statement of operations:

         Revenues                                $   834,558        $  1,588,823          $  (36,517)         2,386,864
         Operating costs and expenses
                                                   1,382,540           1,626,134             (36,517)         2,972,157
                                             ----------------    ----------------    -----------------    --------------
         Operating loss                             (547,982)            (37,311)                 --           (585,293)
         Other expenses                              166,616              38,195                  --            204,811
                                             ================    ================    =================    ==============
         Net loss                                $  (714,598)       $    (75,506)         $       --        $  (790,104)
                                             ================    ================    =================    ==============

         Basic net loss per share                                                                           $      (.26)
                                                                                                          ==============

         In April 1999, the Company agreed to acquire the minority interests in HealthMax for restricted stock of the Company, at the rate of one share of the Company's common stock for each share of HealthMax stock exchanged. If all of the minority shareholders exchange their HealthMax stock for the Company's stock, the Company would be required to issue an additional approximate 430,000 shares of common stock. This transaction is expected to conclude by the end of June 1999.


                                                                   (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(11)     SUBSEQUENT EVENTS, CONTINUED

         In May 1999 the Company formed Access Health Assurance Plans, Inc., a Florida corporation that will market the Company's member benefits programs.

         OTHER STOCK ISSUANCES

         In February 1999, the Company sold a total of 323,334 shares of Common Stock, for an aggregate of $485,000, pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended.

         In March 1999, the Company began an offering of units consisting of preferred stock and warrants, for gross proceeds of up to $1,008,000. That offering is pending and only one Unit ($25,000) has been sold to date. The Unit consisted of one share of Series A Redeemable Convertible Preferred Stock, one Class A Warrant and one Class B Warrant.

         EMPLOYMENT AGREEMENTS

         Effective January 1, 1999, the Company entered into employment agreements with two officers, which provided that each officer will receive a base salary plus a cash bonus equal to two percent (2%) of the Company's net profit after income taxes, subject to maximums of $100,000, $150,000 and $200,000 in 1999, 2000 and 2001, respectively.
         The employment agreements also provide common stock bonuses to each officer of 100,000 shares in 1999, 2000 and 2001, respectively.

                            ACCESS HEALTHCARE, INC.

                       CONSOLIDATED FINANCIAL STATEMENTs

                           DECEMBER 31, 1998 AND 1997

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Access HealthCare, Inc.:

We have audited the accompanying consolidated balance sheet of Access HealthCare, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Also, an audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access HealthCare, Inc. at December 31, 1998, the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital and working capital deficiency, which raises substantial doubt about their ability to continue as a growing concern. Management's plans regarding those matters are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tedder, James, Worden & Associates, P.A.

March 11, 1999

                            ACCESS HEALTHCARE, INC.

                          CONSOLIDATED BALANCE SHEET

                               December 31, 1998


             ASSETS

Current assets:
     Cash                                                                  $     754
     Accounts receivable                                                      54,352
                                                                           ---------
                 Total current assets                                         55,106
Property and equipment, net                                                   61,923
Due from related parties-Access Health Alternatives, Inc. and
  Subsidiaries                                                                39,383
                                                                           ---------
                 Total assets                                              $ 156,412
                                                                           =========
            LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Line of credit                                                        $  25,000
     Current obligations under capital leases                                 30,237
     Current maturities of long-term debt                                     14,822
     Bank overdraft                                                           26,995
     Accounts payable                                                        129,089
     Due to stockholders                                                      57,179
     Due to related parties-limited liability company                         78,213
                                                                           ---------
                 Total current liabilities                                   361,535
Obligations under capital leases, less current portion                       145,080
Long-term debt, less current portion                                          34,846
                                                                           ---------
                 Total liabilities                                           541,461

Stockholders' deficit:
     Common stock, $.001 par value, 40,000,000 shares authorized,
       7,868,750 shares issued and outstanding                                   787
     Capital in excess of par value                                          301,757
     Accumulated deficit                                                    (687,593)
                                                                           ---------
                 Total stockholders' deficit                                (385,049)
                                                                           ---------
                 Total liabilities and stockholders' deficit               $ 156,412
                                                                           =========

                            ACCESS HEATHCARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                For the years ended December 31, 1998 and 1997

                                                       1998                 1997
                                                       ----                 ----

Revenues:
     Patient services, net                          $1,588,823           $1,358,332

Expenses:
     Selling, general and administrative             1,626,134            1,479,425
                                                    ----------           ----------
          Operating loss                               (37,311)            (121,093)

Other income (expense):

     Interest expense                                  (35,515)             (33,807)
     Loss on sale of assets                             (2,847)             (27,527)
     Miscellaneous income                                  167                   --
                                                    ----------           ----------
           Total other expense                         (38,195)             (61,334)
                                                    ----------           ----------

           Net loss                                 $  (75,506)          $ (182,427)
                                                    ==========           ==========


                            ACCESS HEALTHCARE, INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                For the years ended December 31, 1998 and 1997


                                                 Common Stock                  Capital
                                            ------------------------         in Excess of       Accumulated
                                            Shares            Amount          Par Value           Deficit             Total
                                            ------            ------         ------------       -----------          --------
Balances, December 31, 1996                7,868,750          $   787           183,694          (429,660)          (245,179)

Capital contribution                              --               --           118,063                --            118,063

Net loss, 1997                                    --               --                --          (182,427)          (182,427)
                                           ---------          -------           -------          --------           --------
Balances, December 31, 1997                7,868,750              787           301,757          (612,087)          (309,543)

Net loss, 1998                                    --               --                --           (75,506)           (75,506)
                                           =========          =======           =======          ========           ========
Balances, December 31, 1998                7,868,750          $   787           301,757          (687,593)          (385,049)
                                           =========          =======           =======          ========           ========

                            ACCESS HEALTHCARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the years ended December 31, 1998 and 1997

                                                                                       1998                    1997
                                                                                       ----                    ----
Cash flows from operating activities:
     Net loss                                                                        $  (75,506)             $(182,427)
     Adjustments to reconcile net loss to net cash used in operating activities:
             Depreciation                                                                26,693                 27,296
             Loss on sale of assets                                                       2,847                 27,527
             Cash provided by (used for) changes in:
                 Accounts receivable                                                      8,348                  1,844
                 Other assets                                                                --                  1,466
                 Bank overdraft                                                          26,995                     --
                 Accounts payable                                                       (12,634)                75,390
                                                                                     ----------              ---------
                     Net cash used in operating activities                              (23,257)               (48,904)

Cash flows from investing activities:
     Purchases of equipment                                                              (3,334)               (38,330)
     Proceeds from sale of equipment                                                      1,500                     --
                                                                                     ----------              ---------
         Net cash used in investing activities                                           (1,834)               (38,330)

Cash flows from financing activities:
     Proceeds from borrowings                                                            342,635                 31,076
     Principal payments on borrowings                                                  (217,255)               (202,834)
     Due from related parties                                                           (87,500)                    --
     Due to stockholders                                                                 40,679                  16,500
     Due to related parties                                                             (55,733)                102,486
     Capital contribution                                                                    --                 118,063
                                                                                     ----------              ---------
             Net cash provided by financing activities                                   22,826                  65,291
                                                                                     ----------              ---------
     Net decrease in cash and cash equivalent                                            (2,265)               (21,943)

         Cash and cash equivalents at beginning of year                                   3,019                 24,962
                                                                                     ----------              ---------

         Cash and cash equivalents at end of year                                    $     754               $   3,019
                                                                                     ==========              =========

Supplemental disclosure:
     Cash paid during the year for interest                                          $   35,515              $  33,807
                                                                                     ==========              =========




See accompanying notes to consolidated financial statements.

                            ACCESS HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)      ORGANIZATION AND BUSINESS

         Access HealthCare, Inc. (the Company) was originally organized as Daniel J. Pavlik, D.C., P.A., a corporation in the State of Florida in April 1983. In October 1993 the name was charged to Access HealthCare, Inc.

(B)      PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its affiliated entity, Pavlik Chiropractic Group, P.A. All significant intercompany transactions and balances have been eliminated in consolidation.

(C)      BUSINESS

         The Company operates a chiropractic group practice in Central Florida and has affiliated chiropractic practices throughout Florida.

(D)      STATEMENT OF CASH FLOW

         For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents.

(E)      INCOME TAXES

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                                                   (Continued)

                            ACCESS HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(F)      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(G)      PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the individual assets using the straight-line method. Property under capital leases is amortized over the lease terms.

(2)      PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31, 1998:

                Computer equipment                            $  37,251
                Medical equipment                                62,488
                Furniture and fixtures                           16,335
                Vehicles                                         14,298
                Leasehold improvements                           32,158
                                                              ---------
                                                                162,530
                Less accumulated depreciation                   100,607
                                                              ---------
                       Total                                  $  61,923
                                                              =========

         For the years ended December 31, 1998 and 1997, depreciation expense amounted to $26,693 and $27,296, respectively. The Company has reviewed its long-lived assets for impairment and has determined that no adjustments to the carrying value of long-lived assets is required.


                                                                    (Continued)

                            ACCESS HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(3)      LONG-TERM DEBT

         Long-term debt consists of the following at December 31, 1998:

                 Notes payable to an individual with
                   interest  rates  ranging  from 8.75% to 14.24%;
                   with an aggregated payment
                   of $1,000 due monthly                              $  38,264

                 Note payable to a Bank, bearing
                   interest at 10.23%; $284 due
                   monthly, secured by vehicle                           10,741

                 Other notes                                                663
                                                                      ---------
                            Total                                     $  49,668
                                                                      =========

         The following is a schedule by year of principal payments of long-term debt at December 31, 1998.

           Year Ended December 31,
           -----------------------
               1999                                              $  14,822
               2000                                                 13,121
               2001                                                 11,640
               2002                                                  8,823
               2003                                                  1,262
                                                                 ---------
                   Total principal payments                         49,668
                   Less current obligations                         14,822
                                                                 ---------
                   Long-term debt                                $  34,846
                                                                 =========

(4)      TRANSACTIONS WITH RELATED PARTIES

         The company rents its administrative office and a chiropractic clinic from a partnership in which the principal shareholder of the Company is a partner. Lease expense relating to the lease was $50,100 in 1998 and 1997, respectively. At December 31, 1998 the Company had a liability for unpaid rent to the partnership of $59,814, which is included in accounts payable. Future minimum lease payments under this lease are $50,100 per year through 2002.

         The Company purchases nutritional products from a related party. Such purchases are recorded at cost and amounted to $36,517 and $24,187 at December 31, 1998 and 1997, respectively.



                                                                    (Continued)

                            ACCESS HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5)      LEASES

         During 1998 the Company obligated existing equipment under long-term capital leases. Total proceeds were $187,635. The following is a schedule by year of future minimum lease payments under capital leases at December 31, 1998.

                Year Ended December 31,
                -----------------------
                  1999                                               $  74,844
                  2000                                                  74,844
                  2001                                                  71,619
                  2002                                                  52,065
                  2003                                                  22,395
                                                                     ---------
                     Total lease payments                              295,767
                     Less amount representing interest
                         (11% to 35%)                                  120,450
                                                                     ---------
                     Present value of lease payments                   175,317
                     Less current obligations                           30,237
                                                                     ---------
                     Long-term capital lease obligations             $ 145,080
                                                                     =========

(6)      INCOME TAXES

         The actual income tax benefit for both 1998 and 1997 differs from the "expected" tax benefit, computed by applying the U.S. Federal Corporate Income Tax Rate of 34%, to the loss before income taxes, as follows:


                                                                        1998                  1997
                                                                        ----                  ----
                Income tax benefit computed at the federal
                      statutory rate of 34%                           $ 25,672              $ 62,026
                State income tax benefit, net of federal
                      tax benefit                                        2,741                 6,622
                Nondeductible expenses                                  (5,270)               (5,088)
                Increase in valuation allowances                       (23,143)              (63,560)
                                                                      --------              --------
                                                                      $     --              $     --
                                                                      ========              ========



                                                                    (Continued)

                            ACCESS HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(6)      INCOME TAXES, CONTINUED

         The components of the deferred income tax asset for the year ended December 31, 1998 are as follows;

                                                                       1998
                                                                    ----------
                  Deferred tax assets:
                      Net operating losses                          $  212,001
                      Accrual method (book) to cash method
                          (tax) adjustment                              40,541
                                                                    ----------
                                                                       252,542
                      Valuation allowance                             (252,542)
                                                                    ----------
                                                                    $       --
                                                                    ==========

         At December 31, 1998, the Company had tax operating loss carryforwards of approximately $563,000 available to reduce future federal income taxes, which expire from 2011 and 2018.

(7)      LITIGATION

         The Company is a party to a legal action. While the results of the legal action cannot be predicted with certainty, the Company believes that the final outcome of such litigation will not have a materially adverse effect on its financial condition.

(8)      CONTINGENCY

         At December 31, 1998, the Company has suffered recurring loses and has a net capital deficiency of $385,049 and a working capital deficiency of $306,429, which raises substantial doubt about its ability to continue as a going concern. The Company is contemplating a public or private offering of securities as a means of raising funds to implement its business plan.

(9)      SUBSEQUENT EVENT

         During April 1999, the Company entered into an agreement to be acquired by Access Health Alternatives, Inc. Under the terms of the acquisition, to be accounted for as a pooling of interests, the shareholders of the Company will exchange 7,868,750 shares of common stock for 2,000,000 shares of common stock of Access Health Alternatives, Inc.

                        ACCESS HEALTH ALTERNATIVES, INC

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                        ACCESS HEALTH ALTERNATIVES,INC.

                     PRO FORMA CONSOLIDATED BALANCE SHEET

                               December 31, 1998


                                                               Company         HealthCare       Eliminations        Combined
                                                               -------         ----------       ------------        ---------
             ASSETS
Current assets:
    Cash                                                   $        419        $     754          $     --       $     1,173
    Accounts receivable                                          16,206            54,352               --             70,558
    Inventories                                                  68,968                --               --             68,968
                                                           ------------        ----------         --------       ------------
       Total current assets                                      85,593            55,106               --            140,699
Property and equipment                                           51,034            61,923               --            112,957
Due from related parties                                             --            39,383          (39,383)                --
Other assets, net                                                16,711                --               --             16,711
                                                           ------------        ----------         --------       ------------
       Total assets                                             153,338           156,412          (39,383)           270,367
                                                           ============        ==========         ========       ============

          LIABILITIES

Current liabilities:
    Notes and commercial paper                                1,155,723            39,822               --          1,195,545
    Obligations under capital leases                              7,523            30,237               --             37,760
    Bank overdraft                                              101,357            26,995               --            128,352
    Accounts payable                                            284,637           129,089               --            413,726
    Accrued liabilities                                         452,188                --               --            452,188
    Due to related parties                                    1,240,860           135,392          (39,383)         1,336,869
                                                           ------------        ----------         --------       ------------
       Total current liabilities                              3,242,288           361,535          (39,383)         3,564,440
                                                           ------------        ----------         --------       ------------
Unearned income                                                 278,417                --               --            278,417
Long-term debt                                                       --            34,846               --             34,846
Obligation under capital leases,
    Less current portion                                          5,226           145,080               --            150,306
    Minority interest in subsidiary                             405,063                --               --            405,063
                                                           ------------        ----------         --------       ------------
       Total liabilities                                      3,930,994           541,461          (39,383)         4,433,072
Stockholders' deficit
    Common stock                                                  1,023               787               --              1,810
    Capital in excess of par value                               26,477           301,757               --            328,234
    Accumulated deficit                                     (3,805,156)         (687,593)               --        (4,492,749)
                                                           ------------        ----------         --------       ------------
       Total stockholders' deficit                          (3,777,656)        $(385,049)               --        (4,162,705)
                                                           ------------        ----------         --------       ------------
       Total liabilities and stockholders' deficit         $    153,338           156,412         $(39,383)      $    270,367
                                                           ============        ==========         ========       ============

                        ACCESS HEALTH ALTERNATIVES,INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                               December 31, 1998


                                                               Company         HealthCare       Eliminations        Combined
                                                               -------         ----------       ------------        ---------
Revenue:
     Equipment and product sales                             $  739,590        $       --         $(36,517)       $  703,073
     Patient services                                                --         1,588,823               --         1,588,823
     Other                                                       94,968                --               --            94,968
                                                             ----------        ----------         ---------       ----------
          Total revenue                                         834,558         1,588,823          (36,517)        2,386,864

Costs and expenses:
     Cost of sales                                              191,006                --          (36,517)          154,489
     Selling, general and administrative                      1,191,534         1,626,134               --         2,817,668
                                                             ----------        ----------         ---------       ----------
          Total costs and expenses                            1,382,540         1,626,134          (36,517)        2,972,157
                                                             ----------        ----------         ---------       ----------
          Operating loss                                       (547,982)          (37,311)               --         (585,293)

Other expense:
     Interest expense                                           164,057            35,515               --           199,572
     Other, net                                                   2,559             2,680               --             5,239
                                                             ----------        ----------         ---------       ----------
          Total other expense                                   166,616            38,195               --           204,811
                                                             ----------        ----------         ---------       ----------

          Net loss                                           $ (714,598)       $  (75,506)        $      --         (790,104)
                                                             ==========        ==========         =========       ==========

Basic net loss per share                                                                                          $    (0.26)
                                                                                                                  ==========

                        ACCESS HEALTH ALTERNATIVES,INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                               December 31, 1998


                                                               Company         HealthCare       Eliminations        Combined
                                                               -------         ----------       ------------        ---------
Revenue:
     Equipment and product sales                             $  652,217        $       --         $(24,187)       $  628,030
     Patient services                                                --         1,358,332               --         1,358,332
     Other                                                       96,672                --               --            96,672
                                                             ----------        ----------         --------        ----------
          Total revenue                                         748,889         1,358,332          (24,187)        2,083,034

Costs and expenses:
     Cost of sales                                              245,608                --          (24,187)          221,421
     Selling, general and administrative                      1,010,221         1,479,425               --         2,489,646
                                                             ----------        ----------         --------        ----------
          Total costs and expenses                            1,255,829         1,479,425          (24,187)        2,711,067
                                                             ----------        ----------         --------        ----------
          Operating loss                                      (506,940)         (121,093)               --         (628,033)

Other expense:
     Interest expense                                           235,030            33,807               --           268,837
     Other, net                                                   5,470            27,527               --            32,997
                                                             ----------        ----------         --------        ----------
          Total other expense                                   240,500            61,334               --           301,834
                                                             ----------        ----------         --------        ----------
          Net loss                                           $ (747,440)       $ (182,427)        $     --        $ (929,867)
                                                             ==========        ==========         ========        ==========

Basic net loss per share                                                                                          $    (0.31)
                                                                                                                  =========


                        ACCESS HALTH ALTERNATIVES, INC.

              NOTE TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


On April 1999, Access Health Alternatives, Inc. (the "Company") entered into an agreement to acquire Access HealthCare, Inc. ("HealthCare") subject to certain conditions. Under the terms of the acquisition, to be accounted for as a pooling of interests, the Company will exchange approximately 2,000,000 shares of common stock for all of HealthCare's outstanding shares. HealthCare operates a chiropractic group practice in Central Florida and has affiliated chiropractic practices throughout Florida.

The financial position and results of operations of the Company and HealthCare will be combined in 1999 retroactive to January 1, 1999. In addition, all prior period presented will be restated to give effect to the pooling.

Immediately preceding are pro forma balance sheets as of December 31, 1998 and pro forma statements of operations for the years ended December 31, 1998 and 1997. The pro forma combined financial statements reflect the elimination of intercompany transactions.

The pro forma basic loss per share, assumed that the estimated 2,000,000 shares of common stock to be issued to HealthCare are outstanding for both periods presented.